

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via E-mail
Mr. William Dartt
Chief Financial Officer
Cardinal Ethanol, LLC
1554 N. County Road 600 E.
Union City, IN 47390

> **RE: Cardinal Ethanol, LLC**
> **Form 10-K for the Year ended September 30, 2011**
> **Filed December 13, 2011**
> **Form 10-Q for the Quarter ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 0-53036**

Dear Mr. Dartt:

We have reviewed your response letter dated March 26, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Item 8 – Financial Statements and Supplementary Data, page 37

Note 6 – Derivative Instruments, page 48

Interest Rate Contract, page 49

1. We have reviewed your response to prior comment one from our letter dated March 7, 2012. As we previously requested, please tell us how you account for your swap, including whether you utilize the "Short-Cut" method in accounting for your swap agreement. If so, demonstrate to us how you have complied with the conditions to use such method, or

alternatively the method you utilize. Please address ASC 815-20-25-104 through 815-20-25-106.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ Jeffrey Gordon for

John Hartz
Senior Assistant Chief Accountant